Exhibit 99.1

FERRARI N.V.: COMPLETION OF THE FIRST TRANCHE AND ANNOUNCEMENT OF THE SECOND TRANCHE OF THE MULTI-YEAR SHARE REPURCHASE PROGRAM

Maranello (Italy), April 10, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on December 16, 2025, as the first tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
07/04/2026	43,175	289.1433	12,483,761.98	—	—	—	—	43,175	289.1433	12,483,761.98
08/04/2026	—	—	—	18,086	353.1771	6,387,561.03	5,456,655.59	18,086	301.7060	5,456,655.59
Total	43,175	289.1433	12,483,761.98	18,086	353.1771	6,387,561.03	5,456,655.59	61,261	292.8522	17,940,417.57

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

With the purchases described above the Company has completed the First Tranche.

The total consideration for such First Tranche was:
•Euro 199,999,486.77 for No. 680,168 common shares purchased on the EXM
•USD 57,884,510.41 (Euro 49,999,734.27 *) for No. 169,886 common shares purchased on the NYSE.

As of April 9, 2026 the Company held in treasury No. 17,494,660 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 9.02% of the total issued common shares. Including the special voting shares, the Company held in treasury 9.40% of the total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until April 9, 2026, the Company has purchased a total of 850,054 own common shares on EXM and NYSE for a total consideration of Euro 249,999,221.05.

The Company intends to continue its multi-year share buyback program with a second tranche of up to Euro 250 million (the “Second Tranche”) due to start on April 13, 2026 and expected to end no later than August 28, 2026.

The Second Tranche will be funded through the Company’s available cash, and common shares repurchased under the Second Tranche may be used to meet the obligations arising from the Company’s equity incentive plan.

The Second Tranche has two components.

Firstly, Ferrari has entered into a non-discretionary buyback agreement for up to Euro 200 million to be executed on the EXM market through a primary financial institution (the “Bank”). The Bank will make its trading decisions concerning the timing of the purchases of Ferrari’s common shares independently of and uninfluenced by Ferrari and it will act in compliance with applicable rules and regulations as well as in accordance with the provisions of the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052 (the “Regulations”). Under this agreement purchases may continue during any closed periods of Ferrari in accordance with the Regulations.

Secondly, Ferrari has entered into an additional mandate with a primary financial institution for up to Euro 50 million to be executed on the NYSE. Pursuant to such mandate Ferrari would provide the financial institution with purchase instructions from time to time in compliance with applicable rules, regulations and legal requirements. The actual timing, number and value of common shares repurchased on the NYSE will depend on a number of factors, including market and general business conditions.

The Second Tranche implements the resolution adopted by the Shareholders’ Meeting (held on April 16, 2025) and duly communicated to the market, which authorized the purchase of up to 10% of the Company’s common shares during the eighteen-month period following such Shareholders’ Meeting. The repurchase authority will expire on October 15, 2026, unless extended or renewed before such date.

Details of the repurchase transactions carried out under the Second Tranche will be disclosed to the market as required by applicable regulation.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

About Ferrari
Ferrari is one of the world’s leading luxury brands, encompassing racing, sports cars and lifestyle. In each of these three souls, the Prancing Horse is a symbol of exclusivity, innovation and cutting-edge performance. The brand’s heritage and global recognition are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful in the sport’s history. Since the inaugural World Championship in 1950, Scuderia Ferrari has claimed 16 Constructors’ and 15 Drivers’ world titles.
From its home in Maranello, Italy, Ferrari designs, engineers, and produces some of the world’s most iconic and recognisable luxury sports cars, sold in over 60 markets worldwide. In lifestyle, Ferrari designs and creates a selection of personal luxury goods, collectibles and experiences that embody the brand’s elevated style and passion.

Forward Looking Statements
This document contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Ferrari Group’s (hereinafter, the “Group”) current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including those described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Group” of the Company’s annual and quarterly reports filed with the U.S. Securities and Exchange Commission, which are available on Ferrari’s website (https://www.ferrari.com/en-EN/corporate). Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
Email: media@ferrari.com
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